Exhibit 99.1

Pembina Pipeline Corporation Declares Quarterly Preferred Share Dividends and Announces Third Quarter 2023 Results Conference Call and Webcast

CALGARY, ALBERTA--(BUSINESS WIRE)--October 5, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors has declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 15, 17, 19, 21, 22 and 25. Series 1, 3, 5, 7, 9, 21 and 22 preferred share dividends are payable on December 1, 2023, to shareholders of record on November 1, 2023. Series 15, 17 and 19 preferred share dividends are payable on January 2, 2024, to shareholders of record on December 15, 2023. Series 25 preferred share dividends are payable on November 15, 2023, to shareholders of record on October 31, 2023.

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.306625
Preferred Shares, Series 3 (PPL.PR.C)	$0.279875
Preferred Shares, Series 5 (PPL.PR.E)	$0.285813
Preferred Shares, Series 7 (PPL.PR.G)	$0.273750
Preferred Shares, Series 9 (PPL.PR.I)	$0.268875
Preferred Shares, Series 15 (PPL.PR.O)	$0.385250
Preferred Shares, Series 17 (PPL.PR.Q)	$0.301313
Preferred Shares, Series 19 (PPL.PR.S)	$0.292750
Preferred Shares, Series 21 (PPL.PF.A)	$0.393875
Preferred Shares, Series 22 (PPL.PF.B)	$0.519386
Preferred Shares, Series 25 (PPL.PF.E)	$0.405063

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends in Canadian dollars on its preferred shares Series 1, 3, 5, 7, 9, 21 and 22 on the first day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the first day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the 15th day of the same month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 25 are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors to shareholders of record on the last day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday.

Conference Call and Webcast Details for Third Quarter 2023 Results

Pembina will release its third quarter 2023 results on Thursday, November 2, 2023, after markets close. A conference call and webcast have been scheduled for Friday, November 3, 2023, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 1-416-764-8624 or 1-888-259-6580. A recording of the conference call will be available for replay until Friday, November 10, 2023 at 11:59 p.m. ET. To access the replay, please dial either 1-416-764-8692 or 1-877-674-7070 and enter the password 901064#.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:

https://events.q4inc.com/attendee/716734978 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to future dividends which may be declared on Pembina's preferred shares and the timing and the amount thereof. The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and the availability of coverage under Pembina’s insurance policies (including in respect of Pembina’s business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks relating to inflation; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2022, and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contacts

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com